UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42039

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Viking Holdings Ltd

(Translation of registrant’s name into English)

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94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Notes Offering

On September 29, 2025, Viking Holdings Ltd (the “Company”) issued a press release announcing that its wholly owned subsidiary, Viking Cruises Ltd (“VCL”), commenced a private offering (the “Notes Offering”) of senior unsecured notes in an aggregate principal amount of $1.7 billion, expected to mature in 2033 (the “Notes”). The Notes will be guaranteed by the Company and certain of VCL’s subsidiaries. VCL expects to use the proceeds, together with cash on hand, to redeem all of its outstanding 5.875% Senior Notes due 2027 (the “2027 Unsecured Notes”) and refinance the finance leases that currently finance three ocean ships, the Viking Orion, the Viking Mars and the Viking Jupiter, and one expedition ship, the Viking Octantis. The redemption will be conditioned on the closing of the Notes Offering.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The press release includes forward-looking statements. See “Cautionary Note Concerning Forward-Looking Statements” within the press release for additional information. Neither this current report nor the press release constitutes a notice of redemption with respect to the 2027 Unsecured Notes.

Regulation FD Disclosure

The information set forth below under “Revolving Credit Facility Upsize” and “Booking Environment” is excerpted from an offering memorandum being provided to potential purchasers in connection with the Notes Offering.

Unless otherwise indicated or the context otherwise requires, the terms “Viking,” “we,” “our,” “us,” “our business” and “the Company” are to Viking Holdings Ltd and its consolidated subsidiaries, including the issuer of the Notes, VCL. Capitalized terms used but not defined below under “Booking Environment” shall have the respective meanings given to them in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

Revolving Credit Facility Upsize

In June 2024, VCL entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). The obligations of VCL under the Revolving Credit Facility are guaranteed by VHL and certain of VCL’s direct and indirect wholly-owned subsidiaries and indirectly secured by 19 longships and certain related assets.

Following the completion of the Notes Offering, we expect to meaningfully upsize the Revolving Credit Facility. Following the upsize, we expect the borrower, guarantors and security for the Revolving Credit Facility to remain the same. The proceeds of any borrowings under the Revolving Credit Facility are expected to be available to us for general corporate purposes, including funding working capital. We have not yet received commitments with respect to the upsize to the Revolving Credit Facility, and, accordingly, the terms remain under discussion and are subject to change, including as a function of market conditions.

Booking Environment

Advance Bookings reflects the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air. Advance Bookings does not reflect changes to guest reservations after the applicable specific point in time. Advance Bookings are presented in U.S. dollars. As guests from Australia, Canada and the United Kingdom make reservations in local currencies, the ticketed amounts are converted based on the relevant exchange rate. Advance Bookings includes redemptions of vouchers.

For Viking River, Viking Ocean, Viking Expedition and Viking Mississippi collectively, operating capacity is 12% higher for the 2025 season in comparison to the 2024 season and 9% higher for the 2026 season in comparison to the 2025 season. As of September 21, 2025, for the 2025 and 2026 seasons, we had sold 96% and 64%, respectively, of our Capacity PCDs and had $5,640 million and $4,475 million, respectively, of Advance Bookings. Advance Bookings were 21% and 15% higher in comparison to the 2024 and 2025 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2025 season was $782, 7% higher than the 2024 season at the same point in time and Advance Bookings per PCD for the 2026 season was $864, 5% higher than the 2025 season at the same point in time.

The following bullets contain additional information about Advance Bookings for Viking Ocean and Viking River for the 2025 and 2026 seasons as of September 21, 2025, compared with the 2024 and 2025 seasons, respectively, at the same point in time:

Viking Ocean

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Operating capacity is 18% higher for the 2025 season in comparison to the 2024 season. We had sold 96% of our Capacity PCDs for the 2025 season, and had $2,507 million of Advance Bookings, an increase of 30% compared to the same point in time for the

2024 season. Advance Bookings per PCD for the 2025 season was $718, compared to $662 at the same point in time for the 2024 season.
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Operating capacity is 9% higher for the 2026 season in comparison to the 2025 season. We had sold 72% of our Capacity PCDs for the 2026 season, and had $2,230 million of Advance Bookings, an increase of 21% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $782, compared to $752 at the same point in time for the 2025 season.

Viking River

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Operating capacity is 6% higher for the 2025 season in comparison to the 2024 season. We had sold 97% of our Capacity PCDs for the 2025 season, and had $2,719 million of Advance Bookings, an increase of 16% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $820, compared to $758 at the same point in time for the 2024 season.
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Operating capacity is 9% higher for the 2026 season in comparison to the 2025 season. We had sold 54% of our Capacity PCDs for the 2026 season, and had $1,886 million of Advance Bookings, an increase of 8% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $929, compared to $868 at the same point in time for the 2025 season.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Viking Holdings Ltd, dated September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	President and Chief Financial Officer